SEC File No. 82-34725

06016240

Agricore United

SUPPL

RECEIVED

2006 AUG 22 A 10: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AGRICORE UNITED AWARDS PROVEN SEED FORAGE GRAND PRIZE WINNER

Winnipeg, Manitoba (August 17, 2006) – Agricore United (TSX:AU) announced today the winner of its 2006 Forage Offer grand prize. Peter Sanden, a farmer in Hussar, Alberta is the winner of a one-year unlimited use of a MacDon 5020 Mower conditioner.

Agricore United offered its 100 percent establishment guarantee – Proven Seed Performance Promise™ PLUS on its proprietary forage line from January to March, 2006. The Proven Seed Performance Promise PLUS is a pledge to farmers that their seed purchase will establish and help improve chances of a healthy forage stand. Forage customers who purchased proprietary Proven Seed products also had access to additional benefits on various products including Roundup Ultra® and AGROTAIN®, an alternative to ammonium nitrate, as well as services from Norwest labs.

"We made the offer to our customers to help meet their needs both in the renewed optimism in the livestock sector and a need for alternatives to Ammonium Nitrate," says Harold Schmaltz, Vice President, Crop Production Services, Agricore United. "Response to the offer has been excellent and while only one person can win the prize, everyone growing Proven Seed forages wins because of the quality of the seed, the agronomic advice and services that help the producer and a 100 percent guarantee of forage stand establishment."

With summer well underway, it's timely for farmers to consider a good investment in fall forage nutrition. Agricore United senior forage specialist Vern Turchyn says post-summer application is the best time to fertilize forages for several reasons. "A key reason to apply fertilizer on forage stands in the fall is that the soil will support application equipment, which may not be possible with forage crops growing early in the spring," says Turchyn, who also points out that having fertility in place for the plant early will support maximum early growth when moisture is most abundant.

"Farmers should also consider that fall fertility in perennial grass stands will help to improve tiller development, setting the yield bar for forage production the next year," says Turchyn, adding access to equipment and fall crop nutrition pricing are also good reasons to fertilize forages in the fall.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com